

Mail Stop 3720

December 10, 2008

Via: US Mail

Mr. Denis Iler, President
Qlinks America, Inc.
2000 Wadsworth PMB 179
Lakewood, CO 80124

> **Re: Qlinks America, Inc.**
> **Item 4.01 of Form 8-K**
> **Filed on October 28, 2008 and amended on November 25, 2008**
> **File No. 0-50162**

Dear Mr. Iler:

We issued comments to you on the above captioned filing on November 3, 2008. As of the date of this letter, the items on page 2 of the comment letter remain outstanding and unresolved. We expect you to contact us by December 20, 2008 to provide a substantive response to these items or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding items or contact us by December 20, 2008, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

Sincerely,

Terry French
Accountant Branch Chief